ANNUAL REPORT

HOSOI GARDEN MORTUARY, INC.


DESCRIPTION OF BUSINESS

Hosoi Garden Mortuary, Inc. (the "Company") was incorporated in 1957 under the laws of the State of Hawaii as the successor to a business founded in 1900.
Professional funeral services are the principal services rendered by the Company. The Company is engaged in the funeral and mortuary business, including the sale of pre-need funeral services contracts. During the last two fiscal years, funeral services accounted for 71.6% of revenues.

The Company owns 50% of Garden Life Plan, Ltd.
("Garden Life") which sells pre-need funeral service contracts for which the Company acts as the sole servicing mortuary.

The Company operates a mortuary business in Honolulu, Hawaii. Although established to offer funeral services to all persons in Hawaii, the Company serves principally persons of Japanese ancestry who follow a particular and special order of worship in accordance with their religious beliefs. In addition to handling funeral services for residents of Honolulu, the Company conducts services for residents of other counties in Hawaii and prepares remains for shipment to or receives them from other counties in Hawaii, other states in the United States and foreign countries.

Twenty-nine (29) persons were employed by the Company for the fiscal year ended May 31, 1996. Thirteen (13)
persons were employed full-time and sixteen (16) persons were employed part-time.


DIRECTORS AND EXECUTIVE OFFICERS

The Company has a total of nine (9) directors constituting the entire Board of Directors, divided into three (3) classes of three (3) directors each.
The Company's Articles of Association provide for each class of directors to be elected for three-year terms on a staggered basis.

Directors hold office for the duration of their terms and thereafter until their successors are elected.
The executive officers serve at the pleasure of the Board of Directors.

The names, ages, positions and offices, terms of office, and business experience of the directors and executive officers of the Company during the past five years are set forth below.

DIRECTORS WHOSE TERMS EXPIRE IN 1999

Sadako Hosoi is the widow of Herman S. Hosoi, founder of the Company. She has been a director of the Company since 1957. At the January 21, 1996, annual meeting, she was elected to a new three-year term which will expire in 1999. In the past, she has served as chairperson of the Company and treasurer.
She serves as a director of Garden Life Plan, Ltd.

Roy T. Shimonishi is co-owner of Hungry Lion Coffee
Shop in Honolulu, Hawaii. He has been a director since 1979. At the January 21, 1996, annual meeting, he was elected to a new three-year term which will expire in 1999. He serves on the Board of Directors of the Hawaii Restaurant Association, Catholic
Services for the Elderly and Hungry Lion Charities.
He is also an area coordinator for Excel
Telecommunications.

Berton T. Kato is an attorney licensed in the State of Hawaii and has his own law practice. At the January 21, 1996, annual meeting, he was elected to serve a three-year term which will expire in 1999.

DIRECTORS WHOSE TERMS EXPIRE IN 1998

Clifford Hosoi has been a director of the Company since 1989. He was a vice president from 1989 until his appointment as president and chief executive officer of the Company as of January 1, 1994. He has been a licensed embalmer since 1979. He has been a Funeral Director for the Company since 1985. He serves as a director of Garden Plan, Ltd.

Rene Mansho is an elected member of the City Council of City and County of Honolulu and has served on the City Council since 1988. She has been a director of the Company since 1993. She presently serves as chairperson of the Board of Directors and was elected to that position in 1994. She has been a school teacher, Vice-Principal and Administrator with the Department of Education of the State of Hawaii between 1971 through 1988. Other organizations with which she is involved include the Hawaii State
Association of Counties, the Mililani Hongwanji,
Mililani YMCA, Honolulu Japanese Chamber of Commerce,
Goodwill Industries, Friends of Waipahu Cultural
Garden Park and Hawaii State Teachers Association.

Ricky C. Manayan is president/general manager of KISS-AM Radio Station, Inc. He has been a director of the Company since 1995. His other business interests or affiliations include Ricky C. Manayan, Inc., Ricky Manayan Associates and Transpacific
Empire, Inc.  He is an Authorized Exclusive
Distributor for RAM Telecommunications, the publisher of KISS Magazine, and a Realtor Associate and Salesperson with H & K Associates, Inc.

DIRECTORS WHOSE TERMS EXPIRE IN 1997

Julie S. Shimonishi is a school teacher and has been employed by the Department of Education, State of Hawaii, since 1970. She has been a director since
1979.

Robert Kuwahara is a Certified Public Accountant licensed to practice in the State of Hawaii since
1975. He was elected as a director of the Company to serve the remaining term of William Koyanagi who resigned in 1995. He is a member of the American
Institute of Certified Public Accountants, Hawaii
Society of Certified Public Accountants, and National
Society of Public Accountants. He is also on the Board of Managers of the Nuuanu YMCA.

Richard B. Dole is the Vice-President and Principal of Kuroman Realty, Inc. He has been a director of the Company since 1995. He holds many professional designations, including the American Society of Appraisers, Certified Financial Analyst and Certified
Financial Planner designations. He is the Co-Trustee of the James D. Dole Trust and is the Director of Research for Fry & Co. He is involved with many professional organizations, including the American
Society of Appraisers, the Association for Investment
Management Research (AIMR), the Hawaii Venture Capital
Association, the Hawaii Employee Ownership and
Participation Advisory Committee, State of Hawaii, the
Institute of Certified Financial Planners, and the
Hawaii Estate Planning Council.

OTHER EXECUTIVE OFFICERS

Anne T. Tamori has been employed by the Company since
1978. She has been a vice president of the Company since 1994. She has served as an associate secretary of the Company.

David Fujishige has been employed by the Company since
1989. He has been a funeral director since 1991. He has been a vice president of the Company since 1994.
Prior to joining the Company, he was a food production supervisor at Rehabilitation Hospital of the Pacific.

Keith Numazu has been employed by the Company since
1992.  He has been treasurer of the Company since
1994. He has been an assistant bookkeeper and programmer since 1992. Prior to joining the Company, he was a systems operator/analyst for Consolidated
Amusement, Inc. and a senior systems
analyst/programmer for Holmes and Narver, Inc. and Raytheon Services Nevada.

Elaine Nakamura has been employed by the Company since
1963.  She is the secretary of the Company.

MARKET FOR THE COMPANY'S COMMON SHARES
AND RELATED SHAREHOLDER MATTERS

The common shares of the Company are neither traded nor listed on an exchange and has no established public trading market. One stockbroker in Honolulu, Hawaii, quotes the common stock, but the Company does not know the prices at which the trades are made.
During the fiscal year ended May 31, 1996, the Company redeemed 19,980 shares as follows:


NO. OF SHARES           REDEMPTION PRICE


   222                  $4.50

14,658                  $4.00

 5,100                  $3.50


There were 1,737 record holders of common stock as of May 31, 1996.

A cash dividend has been declared and paid once a year since 1969. The dividend for the year ended May
31, 1996, which was declared on October 24, 1996, was $.045 per share. Dividends for the year ended May 31, 1996, are payable to shareholders in January 2, 1997.
The dividend for the year ended May 31, 1995, which was declared on October 19, 1995, was $.045 per share.


MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The efforts of Clifford Hosoi, grandson of the founder of the Company who was elected President and Chief Executive Officer in January 1994, to increase revenues and decrease costs is reflected in a 8.1% increase in revenues in 1996 over 1995. Cost of sales and services as a percent of revenues decreased from 72.2% in 1995 to 70.9% in 1996 and selling, general and administrative expenses decreased from 25.7% of revenues in 1995 to 23.5% in 1996. As a result of the increase in revenues, the decreases in cost of sales and services and administrative, selling and general expenses, operating income increased to $153,256 in 1996 over $52,791 in 1995.

It is expected that operating income will continue to improve as the implementation of strategies to increase revenues and control costs and expenses continue.

RESULTS OF OPERATIONS

TOTAL REVENUES

The Company's revenues increased by $206,337 in 1996 over 1995. The increase of 8.1% in 1996 over 1995 is attributable principally to increases in revenues from facilities charges and revenues from the sale of caskets and other merchandise. Revenues from facilities charges increased by $84,300 in 1996 over 1995, an increase of 22.6%. Revenues from sale of caskets and other merchandise increased by $110,400 in 1996 over 1995, an increase of 18.5%.

COST OF SALES AND SERVICES

Cost of sales and services as a percent of revenues decreased from 72.2% in 1995 to 70.9% in 1996. The decrease of 1.3% from 1995 to 1996 resulted from a decrease of 2.5% in indirect cost of sales and a 1.0% decrease in the cost of cremations which were offset by an increase of 2.2% in the cost of merchandise sold.

Decreases in depreciation, insurance, repairs and maintenance and real property taxes, as a percent of net revenues, accounted for the decrease of 2.5% in indirect cost of sales. The increase in the cost of merchandise sold reflects increases in the cost of caskets and urn purchases.

GROSS PROFIT

Gross profit as a percentage of total revenues increased from 27.8% in 1995 to 29.1% in 1996. The increase in the gross profit margin was the result of the decrease in cost of sales and services as discussed above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased from $650,525 in 1995 to $643,321 in 1996.
As a percentage of total revenues, these expenses were 25.7% and 23.4% in 1995 and 1996, respectively.
The decrease is attributable principally to decreases in salaries and bad debts expense.

OTHER INCOME

Other income decreased from $157,442 in 1995 to $144,695 in 1996. The decrease of $12,747 resulted primarily from decreases in parking revenues and miscellaneous income of $14,300 and $16,700 respectively, offset by an increase in interest income.

The decrease in parking revenues resulted from a decrease in the number of parking stalls available for daytime parking. The increase in interest income is a result of increases in returns on invested funds.

EARNINGS OF GARDEN LIFE PLAN, LTD.

Revenues from the Trust funds of the Company's subsidiary, Garden Life Plan, Ltd. (GLP), whose earnings are accounted for on the equity method of accounting, are included in the amount reflected as EQUITY IN EARNINGS OF GARDEN LIFE PLAN, LTD. of
$255,765 and $292,290 for 1996 and 1995, respectively.
Earnings from the Trust funds of GLP are not directly affected by decisions of the management of the Company. Investment decisions are generally made by the money manager of GLP's Trust funds. Fluctuations in GLP's Trust income, which amounted to $705,222 and $601,851 for the years ended May 31, 1996 and 1995, respectively, are the result of fluctuations in interest rates and the mix of investments of the Trust.

Equity in earnings of GLP accounted for 58.5% and 68.8% of the Company's net income in 1996 and 1995 respectively.

INCOME TAXES

The Company's effective income tax rate was 25.7% of pre-tax income in 1996 and 18.6% in 1995. The increase in 1996 over 1995 is due to an increase in taxable income before income taxes in 1996 over 1995 and therefore proportionately more of the 1996 income was subject to the higher surtax rates.

LIQUIDITY AND CAPITAL RESOURCES

Total working capital remained relatively unchanged between 1996 and 1995 at $1,850,300 and $1,835,300 respectively.  Working capital ratio was 5.6:1 at May
31, 1996 and 5.2:1 at May 31, 1995.

Cash and cash equivalents decreased from $938,700 in 1995 to $711,000 in 1996 as a result of investment in a time certificate of deposit, purchases of equipment, repurchases of the Company's shares and payment of dividends which were partially offset by cash generated by operations.

At the end of 1996, the Company did not have any long-term debt. The Company expects that cash flows from operations, its cash reserves and short-term investments will be adequate to meet the Company's cash requirements in the foreseeable future.

In 1986, the Company initiated plans for major renovations to its premises. The development plans included a major redevelopment of existing facilities and additions to increase the Company's capacity to provide mortuary services. Architectural drawings were drafted and preliminary estimates of construction costs were obtained. The Company is reassessing its plan for this major redevelopment. The alternatives being considered are construction of new facilities within a major redevelopment on the existing premises or relocation to another location. No decision has been made as to these alternatives or the method of funding the redevelopment. A major redevelopment on the existing premises, whether or not the Company relocates, would be undertaken with financing from a financial institution or in a joint venture with a real estate developer.

Dividends declared for fiscal years ended 1995 and 1994, respectively, were $0.045 and $0.05 per share which amounted to $82,400 and $95,500 respectively, and were paid to shareholders in January 1996 and 1995, respectively.

Cash outflow for the reacquisition of the Company's shares were $76,500 in 1996 and $66,300 in 1995.
The Company expects that future reacquisitions will be in range of $50,000 to $70,000 per year.

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